EXHIBIT 12

Verizon Virginia Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Year Ended December 31, 2002
(Dollars in Millions)
Income before provision for income taxes and extraordinary item	$454.4
Interest expense	64.6
Portion of rent expense representing interest	40.1
Amortization of capitalized interest	3.7

Earnings, as adjusted	$562.8

Fixed charges:
Interest expense	$64.6
Portion of rent expense representing interest	40.1
Capitalized interest	4.7

Fixed charges	$109.4

Ratio of earnings to fixed charges	5.14